Exhibit 99.1

Gauzy’s Advanced Driver Assistance System (ADAS) Fully Replaces Traditional Side Mirrors on Capital District Transportation Authority of New York’s Public Buses

CDTA buses now equipped with Gauzy’s innovative Smart-Vision® camera monitor system (CMS) as part of a multi-year phase-in program to improve road safety

Company estimates that its cumulative sales for its commercial vehicle CMS/ADAS will surpass $100,000,000 by the end of 2025

Broad global interest in ADAS expected to generate new growth opportunities for Gauzy’s Safety Tech division

NEW YORK and TEL AVIV, Israel – October 10, 2024 – Gauzy Ltd. (Nasdaq: GAUZ) (“Gauzy” or the “Company”), a global leader in light and vision control technology, is pleased to announce that its advanced driver assistance system (ADAS) has fully replaced traditional side mirrors on the Capital District Transportation Authority (CDTA) of New York’s public buses. Gauzy’s Smart-Vision® camera monitor system (CMS) was unveiled on CDTA’s buses at a special ceremony on October 3, 2024, signifying the next phase of CDTA’s multi-year phase-in program designed to improve road safety. This milestone demonstrates CDTA’s confidence in the technology’s ability to optimize visibility by reducing blind spots.

The Smart Vision® CMS was installed on the CDTA buses by Luminator Technology Group, who serves as Gauzy’s exclusive distribution partner for transit agencies in North America and markets the system as Luminator Video Mirror in the region. Gauzy has been quickly capturing market share across North America, Europe, Asia and Australia as transportation officials have demonstrated heightened interest in ADAS and expediting the necessary regulatory approvals required to install it in public buses and coaches. As a result, Gauzy estimates that its cumulative sales for its commercial vehicle CMS/ADAS will surpass $100 million by the end of 2025.

Eyal Peso, Co-Founder and CEO of Gauzy, stated, “CDTA’s choice to replace side mirrors in its buses with our Smart-Vision CMS® reflects the technology’s effectiveness, practicality and superior qualities over other mirrorless driver assistance systems. With the global mass transit bus market expected to grow at a CAGR of 8.1% between 2023 and 2032 to more than $936 billion in value, we anticipate orders for the Smart-Vision® system will continue growing at a steady pace. We believe that this presents a significant opportunity for us to solidify our sales pipeline and market share in commercial vehicle CMS/ADAS across four geographic regions.”

A renewed global emphasis on improving road safety has fueled a surge in demand for innovative systems like Smart-Vision®, and CDTA is just one of several major transit systems in the U.S. that are utilizing the system to help advance their own road safety objectives. Gauzy expects to announce new or expanded agreements with additional public transportation agencies for its ADAS technology in the near-future.

The Smart-Vision® CMS is compatible on both 40- and 60-feet long bus models. The system eliminates the need for mirrors altogether, replacing them with a compact aerodynamic camera design and ergonomic friendly interior displays that are proven to reduce fuel consumption, provide drivers with greatly improved awareness of their surroundings and minimize risk of collision with obstacles. It also is able to instantly and automatically adjust its interior displays depending on varying light conditions such as the brightness in a tunnel, darkness at night or in rainy weather conditions. Moreover, its cameras are not affected by the glare of the sun or other light sources that can impair a driver’s vision, thereby generating better driving comfort while also reducing driver fatigue. The system, which is available for new vehicles or retrofit, is fully homologated as per UNECE standards and is proven to reduce costs associated with accidents by up to 60%.

About Gauzy

Gauzy Ltd. is a fully-integrated light and vision control company, focused on the research, development, manufacturing, and marketing of vision and light control technologies that are developed to support safe, sustainable, comfortable, and agile user experiences across various industries. Headquartered in Tel Aviv, Israel, the company has additional subsidiaries and entities based in Germany, France, the United States, Canada, China, Singapore, and the United Arab Emirates. Gauzy serves leading brands across aeronautics, automotive, and architecture in over 30 countries through direct fulfillment and a certified and trained distribution channel.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gauzy’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. In particular, forward-looking statements in this press release include its estimates that its cumulative sales for its commercial vehicle CMS/ADAS will surpass $100 million by the end of 2025. Forward-looking statements reflect Gauzy’s current views, plans, or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Gauzy’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict including, without limitation, the following: Gauzy invests significant effort and capital seeking validation of its light and vision control products with OEMs and Tier 1 suppliers, mainly in the aeronautics and automobile markets, and there can be no assurance that it will win production models, which could adversely affect its future business, results of operations and financial condition; failure to make competitive technological advances will put Gauzy at a disadvantage and may lead to a negative operational and financial outcome; Gauzy being an early growth-stage company with a history of losses and its anticipation that it expects to continue to incur significant losses for the foreseeable future; its operating results and financial condition have fluctuated in the past and may fluctuate in the future; it is exposed to high repair and replacement costs; it may not be able to accurately estimate the future supply and demand for its light and vision control products, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue; if it fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays; the estimates and forecasts of market opportunity and market growth it provides may prove to be inaccurate, and it cannot assure that its business will grow at similar rates, or at all; it may be unable to adequately control the capital expenditures and costs associated with its business and operations; it may need to raise additional capital before it can expect to become profitable from sales of its light and vision control products, which such additional capital may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force it to delay, limit or terminate its product development efforts or other operations; shortages in supply, price increases or deviations in the quality of the raw materials used to manufacture its products could adversely affect its sales and operating results; its business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine; it is subject to, and must remain in compliance with, numerous laws and governmental regulations across various countries concerning the manufacturing, use, distribution and sale of its light and vision control products, and some of its customers also require that it complies with other unique requirements relating to these matters; if it is unable to obtain, maintain and protect effective intellectual property rights for its products throughout the world, it may not be able to compete effectively in the markets in which it operates; the market price of its ordinary shares may be volatile or may decline steeply or suddenly regardless of its operating performance, and it may not be able to meet investor or analyst expectations; its indebtedness could adversely affect its ability to raise additional capital to fund operations, limit its ability to react to changes in the economy or its industry and prevent it from meeting its financial obligations; it has limited operating experience as a publicly traded company in the United States; conditions in Israel could materially and adversely affect its business; and any other risks and uncertainties, including, but not limited to, the risks and uncertainties in the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s prospectus (Registration No. 333-278675), dated June 5, 2024 and filed with the SEC. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Gauzy or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Gauzy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

IR and Media Contact Info

Media:

Brittany Kleiman Swisa

Gauzy Ltd.

press@gauzy.com

Investors:

Dan Scott, ICR Inc.

ir@gauzy.com